RF Industries, Ltd.

7610 Miramar Road, Building 6000

San Diego, CA 92126

March 10, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Martin James—Senior Assistant Chief Accountant

Re:	RF Industries, Ltd.

Form 10-K for the Fiscal Year Ended October 31, 2015

Filed January 28, 2016

File No. 000-13301

Dear Mr. James:

By letter dated February 26, 2016, the staff of the Securities and Exchange Commission (the “Staff”) provided this company, RF Industries, Ltd., with comments to this company’s Annual Report on Form 10-K for the year ended October 31, 2015. This letter contains the responses of RF Industries, Ltd. to the Staff’s comments. The numbers of the responses and the headings set forth below correspond to the numbered comments and headings in the February 26 letter from the Staff.

Form 10-K for the fiscal year ended October 31, 2015

Management’s Report on Internal Control Over Financial Reporting, page 19

1. You disclose that management used the framework Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Please tell us whether management used the COSO framework of 2013 in performing its assessment and revise the report in future filings to disclose the framework used, as required by Item 308(a)(2) of Regulation S-K.

Company Response

This will confirm that management conducted its assessment of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that this company’s internal control over financial reporting was effective as of October 31, 2015.

In future filings, we will revise our disclosure to reference that management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Item 8. Financial Statements

Note 1. Business Activities and Summary of Significant Accounting Policies

Inventories, page F-8

2. You disclose that inventories are valued at their weighted average cost. Please tell us how you considered ASC 330-10-35-1 through 35-11 which also requires you to value inventories at the lower of cost or market.

Company Response

Inventories are stated at the lower of cost or market, with cost determined using the weighted average cost method of accounting. Cost includes materials, labor, and manufacturing overhead related to the purchase and production of inventories. We regularly review inventory quantities on hand, future purchase commitments with our suppliers, and the estimated utility of our inventory. If our review indicates a reduction in utility below carrying value due to damage, physical deterioration, obsolescence, changes in price levels, or other causes, we reduce our inventory to a new cost basis through a charge to cost of sales in the period in which it occurs. The determination of market value and the estimated volume of demand used in the lower of cost or market analysis require significant judgment.

In future filings, we will include all of the disclosures required by ASC 330-10-35-1 through 34.11.

Note 2. Business Acquisitions, page F-11

3. Please tell us why the acquisition of Comnet was effective for financial accounting purposes as of November 1, 2014 considering the closing of the agreement occurred on January 20, 2015.

Company Response

The date on which the acquirer obtains control of the acquiree generally is the acquisition date---the date used to measure and recognize a business combination. However, “control” (the ability to determine the direction of management and policies of the acquiree) can change before the closing date based on the intention and conduct of all parties, and as reflected by the administration of the acquiree, and based on the allocation of economic benefits/burdens of the business combination.

RF Industries acquired legal ownership of Comnet on January 20, 2015, the date that Robert Portera, the seller, sole shareholder and the President of Comnet, sold all of the shares of Comnet to RF Industries. We believe, however, that de facto control over Comnet shifted to RF Industries on November 5, 2014, and not when RF Industries paid the purchase price in January 2015. However, from an operational standpoint, we were actively involved in the management of Comnet on November 1, 2014, and from a financial and cash standpoint, all of the financial benefits and costs of owning Comnet flowed to RF Industries effective November 1, 2014. All cash and profits that Comnet earned after November 1, 2014 were kept by RF Industries, not by Mr. Portera.

On July 11, 2014, we entered into a non-binding letter of intent with Robert Portera to purchase all of the shares of Comnet from Mr. Portera. The letter of intent provided that the closing date would be November 1, 2014. The July 11, 2014 letter of intent also provided that after we had completed our due diligence investigation of Comnet, the proposed purchase price would be further negotiated. Accordingly, in October 2014 the parties revisited the purchase price and engaged in further price negotiations. In connection with those negotiations, on October 29, 2014 we withdrew the July 11, 2014 letter of intent. Negotiations continued, and shortly thereafter the parties agreed on the revised terms of the acquisition. The new purchase price terms were thereafter documented (in the form of a term sheet) in the November 5, 2014 counter proposal (the “Counteroffer”). The Counteroffer was signed by both parties and obligated RF Industries to purchase Comnet on the terms specified in the Counteroffer (the Counteroffer stated that “RFIL shall acquire all of the outstanding capital stock of [Comnet], contemplated to be effective on or after November 1, 2014 (Closing Date) or as soon thereafter as possible”). Although the Counteroffer did not contain any conditions to closing, both parties informally acknowledged that the closing was subject to the negotiation and execution of a definitive purchase agreement. The Counteroffer included a new earn-out provision and contemplated that Mr. Portera would remain the President of Comnet. Mr. Portera would report to Darren Clark, the President of Cables Unlimited, Inc., one of our other subsidiaries (Mr. Portera’s employment agreement that he signed on January 20, 2015 confirmed this arrangement and specifically required him to report to Mr. Clark).

Having agreed on the price and management structure, Mr. Portera and RF Industries thereafter treated November 1, 2014 as the acquisition date for (i) financial accounting purposes, (ii) the purposes of determining the earn-out, (iii) for Federal and other tax purposes, and (iv) for many administrative purposes. Commencing in November 2014, Comnet largely operated as if it were a division of this company, as indicated by the following:

a. Beginning in early November 2014, through January 20, 2015, and continuing thereafter, Mr. Portera has reported to Darren Clark, the President of Cables Unlimited, Inc. From the beginning of November 2014 until the January 2015 closing, Mr. Portera was in constant (almost daily) contact with Mr. Clark regarding his duties, his authority and the general management of Comnet. For example, during this period, Mr. Portera contacted Mr. Clark to discuss, and to get approval for, many operational aspects of the Comnet, such as requesting approval for larger equipment purchases, paying employee bonuses, and handling customer issues. We instructed Mr. Portera to reduce his salary (which he did, effective November 1) and to cut the number of his employees (he terminated at least two employees). In fact, Mr. Portera even submitted his personal expense reports to us and his request for a vacation to Mr. Clark for approval. In effect, Mr. Portera was operating as the head of an RF Industries subsidiary for the benefit of RF Industries’ combined operations, and RF Industries exercised control over Comnet.

b. RF Industries assumed all United States Federal corporate income taxes of Comnet that arose as a result of income that it earned during the period commencing on November 1, 2014 and ending on the closing. Since Comnet was an “S” corporation, Mr. Portera (as the sole stockholder of Comnet) had to pay Comnet’s income taxes. However, under the stock purchase agreement, we reimbursed Mr. Portera for all United States Federal corporate income tax that he had to pay as a result of income earned by Comnet during the period commencing on November 1, 2014 and ending on the closing. Mr. Portera was responsible for all state and local taxes that Comnet incurred up to October 31, 2014.

c. From an administrative perspective, as directed by RF Industries, Comnet’s personnel began integrating their financial statements and reporting procedures into our systems while also training Comnet’s personnel on the procedures for maintaining Comnet’s financial statements and financial controls in a manner that complies with those of a publicly traded company.

d. Under the Counteroffer, Mr. Portera received a right to earn up to $1,360,000 based on the “Adjusted EBITDA” of Comnet during the two years commencing on November 1, 2014. “Adjusted EBITDA” was defined as the amount of EBITDA generated by Comnet commencing on November 1, 2014, as adjusted to reflect costs and expenses imposed on Comnet as a result of being part of the consolidated group of companies controlled by RF Industries, the parent public company. As a result, starting on November 1, 2014, Mr. Portera was incentivized to operate Comnet as part of the consolidated group.

Once RF Industries and Comnet agreed to the Counteroffer, it was our intention to close the Comnet acquisition as soon as possible (our goal and expectation was to close by mid-November 2014). In fact, in order to enable Mr. Portera to tell his customers, vendors and employees that Comnet was being bought by RF Industries, we issued a press release on November 11, 2014 announcing our intention to do so. Unfortunately, despite our efforts, the closing was delayed for various reasons including, the inattention of the seller’s lawyer (he eventually was terminated and replaced on December 5, 2014 because of his lack of diligence to the stock purchase agreement), and delays by the seller’s professionals and personnel during the holidays (the seller’s lawyer finally provided us with ministerial comments on December 31). However, while the lawyers were finalizing disclosure schedules and other closing papers, from an operational standpoint both parties considered the change of ownership (and the risks and benefits thereof) to have occurred on November 1, 2014, not January 2015.

All of the financial benefits of owning Comnet actually belonged to RF Industries starting November 1, 2014. During the period between November 1, 2014 and January 20, 2015 Comnet generated cash from its operations; RF Industries kept all of that cash, not Mr. Portera. Accordingly, by deeming the acquisition to have been effective on November 1, 2014, the financial statements accurately reflect the actual operations of the combined companies as of November 1, 2014. (Although RF Industries reaped all of the benefits of Comnet’s operations after November 1, 2014, the stock purchase agreement did include a closing purchase price adjustment in the event that Comnet’s working capital balance at the closing was significantly less than the representations that Mr. Portera made to us regarding Comnet’s normal working capital balances. The purpose of the potential closing adjustment was not to adjust the purchase price for normal operational variances or even a slight decline in Comnet’s operations, but solely to address a misrepresentation of Comnet’s working capital. Mr. Portera had represented that Comnet’s average monthly working capital was approximately $600,000. Comnet’s actual working capital on November 1, 2014 was $587,000. In order to ensure that the working capital representations were accurate, the purchase price would be adjusted if Comnet’s working capital on the closing date was less than $400,000. Comnet’s working capital at closing significantly exceeded the $400,000 floor, and no adjustment was necessary.)

Commencing as early as July 2014, it was our intention (and the intention of Mr. Portera) to have all financial statement and economic consequence of Comnet shift to us after the November 5, 2014 Counteroffer, and we acted accordingly. (We used November 1 as the effective date rather than November 5 to simplify accounting and administrative functions, because the difference between those dates was believed to be de minimis). We have fully disclosed in all of our SEC reports that the acquisition was deemed effective as of November 1, 2014 with a closing date of January 20, 2015. In fact, in the Form 8-K filed the day after the January 20, 2015 closing, and in our Form 10-K filed nine days thereafter, we disclosed that the acquisition was deemed effective as of November 1, 2014.

Since RF Industries received the benefits and bore the burdens of Comnet’s operations beginning November 5, 2014, and since Comnet was treated by both Mr. Portera and this company as if it were part of RF Industries during the period commencing in early November 2014, we respectfully submit that effective control over, and the benefits and burdens of owning Comnet shifted to RF Industries in November 2014 and, therefore, that it is appropriate to deem the transaction to be effective as of November 1, 2014 for accounting purposes.

Note 2. Business Acquisitions, page F-11

4. To the extent material, please revise your future filings to include all of the disclosures required by ASC 805-10-50-2(h)(3).

Company Response

In future filings, to the extent material, we will include all of the disclosures required by ASC 805-10-50-2(h)(3).

* * * * *

As requested by the Staff, we hereby acknowledge that:

•	This company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	This company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct questions regarding this letter or the amended Form 10-K to the undersigned at (858) 549-6340.

Very truly yours,

/s/ MARK TURFLER
Mark Turfler
Chief Financial Officer